Exhibit (h)(4)(a)

Amendment No.2

to the

Expense Limitation Agreement

This amendment (the “Amendment”) dated December 16, 2021 amends and revises the Expense Limitation Agreement dated December 30, 2019, (the “Expense Limitation Agreement”) by and between Lebenthal Ultra Short Tax-Free Income Fund, (the “Fund”), a series of shares of the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust), a Delaware statutory trust (the “Trust”), and DCM Advisors, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust, on behalf of the Fund, and the Advisor entered into the Expense Limitation Agreement; and

WHEREAS, the Trust and the Advisor desire to amend the Expense Limitation Agreement to make the changes as set forth below;

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Advisor agree as follows:

1. Section 2 of the Expense Limitation Agreement is deleted and replaced with the following:

2. Term and Termination of Agreement

This Agreement with respect to the Fund shall continue in effect until December 31, 2022, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. 2. Except as force and effect. provided in this Amendment, the Expense Limitation Agreement shall remain in full

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first above written.

Centaur Mutual Funds Trust	DCM Advisors, LLC

By: /s/ David R. Carsopn	By: /s/ Marc Pappaport

Name: David R. Carson	Marc Rappaport
Title: President	Title: CEO